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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                UGI Corporation
                  (Name of issuer and person filing statement)

                           Common Stock, no par value
      -------------------------------------------------------------
                         (Title of class of securities)

                                   902681105
      -------------------------------------------------------------
                     (CUSIP number of class of securities)

                            Brendan P. Bovaird, Esq.
                 Vice President, General Counsel and Secretary

                                UGI Corporation
                              460 North Gulph Road
                      King of Prussia, Pennsylvania 19406
                           Telephone: (610) 337-1000

                               ----------------

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                   Copies to:

                             Stephen M. Besen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                                 August 2, 1999
      -------------------------------------------------------------
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

        Transaction Valuation*                 Amount of Filing Fee


           $117,000,000.00                          $23,400.00

* Determined pursuant to Rule 0-11(b)(1). Assumes purchase of 4,500,000 shares at $26.00 per share.

[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:   Not applicable   Filing Party: Not applicable
 Form or Registration No.: Not applicable   Date Filed:   Not applicable

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

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 13E-4 is filed by UGI Corporation, a Pennsylvania corporation (the "Company"), and relates to the offer by the Company to purchase up to 4,500,000 outstanding shares of the common stock, no par value, of the Company (the "Common Stock"), including the associated rights to purchase shares of Series A Junior Participating Preference Stock pursuant to the Rights Agreement, dated as of April 29, 1986, between the Company and Mellon Bank, N.A., successor to Mellon Bank (East) N.A., as Rights Agent, as amended (collectively with the Common Stock, the "Shares"), at a price specified by its shareholders, not greater than $26.00 nor less than $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 1999 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Issuer.

  (a) The name of the issuer is UGI Corporation, a Pennsylvania corporation, which has its principal executive offices at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

  (b) The information set forth in the Introduction to, and in Sections 1, 8 and 11 of, the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the Introduction to and in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  (a)-(j) The information set forth in the Introduction to, in the section entitled "Background and Purpose of the Offer" and in Sections 8 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

  The information set forth in Sections 8 and 11 of the Offer to Purchase, and the information set forth in Schedule A thereto, is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

  The information set forth in the Introduction to, and in Sections 8 and 11 of, the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 7. Financial Information.

  (a)-(b) The financial information set forth in Section 10 of the Offer to Purchase, the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 is incorporated herein by reference.

Item 8. Additional Information.

  (a) Not applicable.

  (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) None.

  (d) None.

  (e) Not applicable.

Item 9. Material to be Filed as Exhibits.

  (a)(1)Offer to Purchase, dated August 2, 1999.

  (a)(2)Letter of Transmittal.

  (a)(3)Notice of Guaranteed Delivery.

  (a)(4)Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 2, 1999.

  (a)(5)Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 2, 1999.

  (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)Letter to participants in the UGI Utilities, Inc. Savings Plan or the AmeriGas Propane, Inc. Savings Plan with all or a portion of their account invested in the UGI Common Stock Fund from the Fidelity Management Trust Company, dated August 2, 1999.

  (a)(8)Form of Summary Advertisement, dated August 2, 1999.

  (a)(9)Press Release, dated August 2, 1999, of the Company.

  (b)Not applicable.

  (c)Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UGI Corporation

                                              /s/ Michael J. Cuzzolina
                                          By: _________________________________
                                          Name: Michael J. Cuzzolina
                                          Title:Vice President--Finance and
                                          Accounting

Dated: August 2, 1999

                                 EXHIBIT INDEX

 Exhibit
 Number                            Description                            Page
 -------                           -----------                            ----
 (a)(1)  Offer to Purchase, dated August 2, 1999.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to brokers, dealers, commercial banks, trust companies and other nominees,
         dated August 2, 1999.
 (a)(5)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 2,
         1999.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Letter to participants in the UGI Utilities, Inc. Savings Plan or the AmeriGas Propane, Inc. Savings Plan with all or a
         portion of their account invested in the UGI Common Stock Fund from the Fidelity Management Trust Company, dated August 2,
         1999.
 (a)(8)  Form of Summary Advertisement, dated August 2, 1999.
 (a)(9)  Press Release, dated August 2, 1999, of the Company.